UnionBanc Investment Services, LLC's Exemption Report

UnionBanc Investment Services, LLC (the "Company"), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2): (ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year except as described below.

Date	NATURE
1/8/2021	Rep error
3/4/2021	Rep error
3/12/2021	Rep error
3/12/2021	Rep error
4/23/2021	Home Office error
4/23/2021	Home Office error
4/23/2021	Home Office error
5/5/2021	Home Office error
6/7/2021	Rep error
6/17/2021	Technical/System issue
6/22/2021	Other
7/16/2021	Technical/System issue
7/16/2021	Technical/System issue
7/28/2021	Other
7/28/2021	Other
9/8/2021	Rep error
11/2/2021	Rep error
11/2/2021	Rep error
11/10/2021	Home Office error
11/15/2021	Rep error
11/19/2021	Home Office error

(3) The Company is also filing this Exemption Report because the Company's other

business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, except as described below.

Received Date	NATURE
11/15/2021	Rep error

I, Julian Jacolev, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Title: Chief Financial Officer
2/17/2022

Deloitte.

Deloitte & Touche LLP
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New York, NY 10112-0015
USA

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member of UnionBanc Investment Services, LLC

We have reviewed management's statements, included in the accompanying UnionBanc Investment Services, LLC's Exemption Report (the "Exemption Report"), in which (1) UnionBanc Investment Services, LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed exemptions from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions"), (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2021 except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

We have also reviewed management's statements, included in the Exemption Report, in which stated that it is also filing the Exemption Report because the Company's other business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74") throughout the year ended December 31, 2021, except as described in its exception report . The Company's management is responsible for compliance with the provisions of Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and Footnote 74.

Deloitte & Touche LLP

February 17, 2022